enGene Holdings Inc.

4868 Rue Levy, Suite 220

Saint-Laurent, QC H4R2P1

(514) 332-4888

March 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tamika Sheppard & Mr. Tim Buchmiller

Re:	enGene Holdings Inc.
Registration Statement on Form S-1
Filed February 27, 2024
File No. 333-275700

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, enGene Holdings Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended, so that such registration statement may become effective at 4:00 P.M. (Washington, D.C. time) on March 5, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Howard Kenny, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Howard Kenny of Morgan, Lewis & Bockius LLP at (212) 309-6843 or howard.kenny@morganlewis.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

enGene Holdings Inc.

By:	/s/ Jason D. Hanson
Name:	Jason D. Hanson
Title:	Chief Executive Officer